November 28, 2017

VIA EDGAR

To:	Kevin J. Kuhar

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.W.

Washington, D.C. 20549

Re:	SuperCom Ltd. (the “Company”)

Form 20-F for the Fiscal Year ended December 31, 2016

Filed May 24, 2017

Amendment No. 1 to Form 20-F for the Fiscal year ended December 31, 2016

Filed May 25, 2017 (the “Filings”)

File No. 001-33668

Dear Mr. Kuhar,

We have received and reviewed the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated November 14, 2017 relating to the above referenced Filings, and provide the following responses. For your convenience, the comments of the Staff have been restated below in their entirety in bold, with the response to each comment immediately under the respective comment.

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues, page 30

1.	We note that your revenue decreased by approximately $8.3 million from 2015 to 2016. While we note from your disclosure that revenue decreased by approximately $14 million due to near completion of projects in your e-ID division, and it appears that those revenue losses were partially offset by revenue gains from other divisions, it is not clear how you have accounted for all material changes in your revenues for the periods presented. Please tell us what the numbers in the last sentence of this paragraph represent in terms of dollar amounts and show us how those revenue gains, combined with your revenue losses, account for all material changes in your revenue for the periods presented. In addition, revise future filings to clearly disclose and quantify the reasons underlying each material change in your revenues for the periods presented.

We noted the Staff's and advise as follows. As was discussed in the General part of Item 5 2016 was a year with many changes to the company. One such important part is our approach to reorganize our acquisitions based on the segments we reported in Note 13 to our financial statements. Our explanations to the changes were made in order to capture both changes in volumes as well as our reorganization to segment. In responding to the comment we further clarify we provide you with this table to reconcile changes in the segments.

Segments	Governmental	Cyber	Connectivity	Total
2015	27.9	0.4	0	28.3
2016	16.3	1.8	1.9	20
	-11.6	1.4	1.9	-8.3

From the breakdown we can see that the governmental segment was suffering from the decrease in revenues of $10.97m due to the near completion of our three major projects. The other segments are relatively new and have offset the decrease by $3.3m to arrive at the total decrease of $8.3m. During our response we noted that an inadvertent typo was made to the figures at the last sentence in the paragraph. The revenues should correspond to the amounts we reported on the segments in Note 13 to our financial statements. We will revise future filing to clearly disclose and quantify the reasons underlying each material change in your revenues for the periods presented.

Expenses, page 30

2.	You present the non-GAAP measure operating expenses excluding gain from bargain acquisition and discuss changes based on this non-GAAP measure, but you do not identify them as non-GAAP measures, nor do you provide the reconciliations to the most directly comparable GAAP measure and the qualitative disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations in future filings to comply with that guidance.

We noted the Staff's comment and advise that it was not our intention to discuss non-GAAP measure (although we acknowledge that retrospectively). This discussion was in order to explain difference between the year including the effect of the bargain gain that was not existed last year. It was meant to serve as explaining the composition of the expenses and to respond to the Staff guidance on the preparation of MD&A that changes should be quantified. We agree that it may be perceived as non-GAAP and in future filing pay more attention in order to avoid such cases.

Item 18. Financial Statements

Consolidated Statements of Operations, page F-2

3.	Revise future filings to present the amount of revenues and cost of revenues separately for your products and services. We note from page F-28 that you generate revenues from product sales of raw materials and equipment, as well as from the sale of services of electronic monitoring, treatment programs, maintenance, royalties and project management. Please refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

We understand the Staff’s comment and will revised our future filings accordingly to present the amount of revenues and cost of revenues separately for our products and services

Note 2: Significant Accounting Policies

k. Revenue Recognition, page F-9

4.	We note on page 36 that for your e-ID and security business you recognize royalties when the license issuances are reported to you, usually on a monthly basis. Please tell us how you recognize revenue for these royalties when the license issuances are not reported to you. Revise this note in future filings to specifically disclose your revenue recognition policy for these license issuances.

The royalties referred is on projects completed by us and so we have counters that provide us with access to the information of license issued to date. We have included the disclosure to emphasize the timing of the recognition is only after we determined, with customer approval, the amount of licenses issued and hence can determined the royalty amount associated with it. We are not recognizing revenues from royalties any other way. We will revise future filing to specifically disclose our revenue recognition policy for these license issuances.

Note 5: Acquisition, page F-15

5.	We note that you recorded bargain purchase gains on the acquisitions of Safend Ltd. and Alvarion Technologies Ltd. during fiscal 2016. Describe to us, in sufficient detail, the reassessment you performed pursuant to ASC 805-30-25-4 before recognizing the gain on bargain purchase.

We approached the reassessment required under ASC 805-30-25-4 as follows:

We analyzed the results of the business combination in order to assess reasonability, from a business perspective. To that end, we considered the fact that these acquisition were made to companies that were distressed. We considered the level of fair value hierarchy in order to assess model errors and other valuation inaccuracies. We assessed whether any other contingencies exist, as well introduce conservatism approach in our calculation of the fair value of the contingent consideration in the acquisition of Alvarion.

For the Safend acquisition, we anticipated the business combination would result in a gain as we paid no consideration for the company. As was explained in Note 5, we received 100% of the shares by providing working capital to support Safend with its immediate cash requirement, which amounts were eventually repaid back to us, resulting in a gain for any net assets identified. For this acquisition we identified a unique opportunity that allowed us to acquire Safend with significant bargain gain. We have used external valuator, with relevant knowledge and experience in similar companies, to assist us in the determination of the assets values, while using only the most acceptable and common methods of valuation.

We also noted that the circumstances described the Basis for Conclusion to ASC 805 match our circumstances, as follows:

B371. Paragraphs 36–38 of this Statement set out the accounting requirements for a bargain purchase. The Boards consider bargain purchases to be anomalous transactions—business entities and their owners generally do not knowingly and willingly sell assets or businesses at prices below their fair values. However, bargain purchases have occurred and are likely to continue to occur. Circumstances in which they occur include a forced liquidation or distress sale (for example, after the death of a founder or key manager) in which owners need to sell a business quickly, which may result in a price that is less than fair value.

We further looked at the guidance in ASC 805-30-30-5 in our reassessment.

•	We have considered assets acquired. Most values were assigned to customer relations patents and tax asset. For customer relation we considered only existing customers that existed at the acquisition date for which we forecasted renewal of maintenance and additional licenses on which we applied attrition rate.

•	For patents we used an expert on patents in order to reach the fair value of the patents, and for tax asset we considered the fact that Safend is profitable company, and consistent with our projection we calculated the utilization of losses carried forward that has no expiration dates. As explained above, throughout the process, we were assisted by a third party expert with relevant knowledge and experience.

•	We also examined the consideration transferred. The Safend acquisition was the result of the bankruptcy of its parent company leaving it with no cash resources to meet its immediate obligation (the parent was collecting all cash from sales and providing Safend just enough to continue, when the parent went bankrupt cash was collected but no transfer was made to Safend rendering it bankrupt as well, even though on a standalone basis it was profitable and liquid). We used this opportunity to acquire Safend for no consideration.

•	As the acquisition involved no consideration, no non-controlling interest and was not an acquisition achieved in stages, no further reassessment was needed.

For Alvarion acquisition, many of the explanation above relating to Safend are valid as we also used an opportunity of distress sale from a trustee after Alvarion went bankrupt for the second time. The acquirer after the first bankruptcy was not been able to meet its obligation to invest in Alvarion and soon after the first acquisition (approximately 2 years) it went bankrupt again. The contract to acquire was for only the assets of the Alvarion and we assumed no liabilities.

Alvarion has long history and throughout the years was able to develop a big amount of patents that we were able to buy and believe we can utilize. So, similar to the Safend acquisition we considered that a gain from bargain acquisition is expected in the circumstances.

We further looked at the guidance in ASC 805-30-30-5 in our reassessment.

•	We have considered assets acquired. Most value were assigned to inventory, patents and tax asset. For tangible assets we considered that all inventory was only recently acquired and was only for products that we have seen and determined that it is highly probable to be realized.

•	For patents we used a special expert on patents in order to reach the fair value of the patents, and for tax asset we were consistent with our projection and calculated the utilization of losses carried forward that has no expiration dates.

•	We have also considered the contingent consideration. The contingent consideration is limited to an additional $1m calculated as 7% from revenues in the 24 months from acquisition. From this amount we can deduct any amount that we manage to collect from receivables existing on the date of acquisition and remitted to the trustee. The receivables are not part of the acquired assets so any collection is decreasing the contingent consideration paid. It was agreed that any amount we collect we remit to the trustee 60% and retain 40% of it. Taking into consideration the "off-balance" receivables and the forecasted revenues, discounted at the commensurate discount factor, we arrived at the contingent consideration which we believe to be prudent. Retrospectively, we accrued liability for royalties until June 30, 2017 in the amount of $127K, within the range of our initial estimation.

•	As the acquisition involved no non-controlling interest and was not an acquisition achieved in stages, no further reassessment was needed.

All of the above considerations and assessments lead us to the conclusion that it is appropriate to recognize the bargain gain, as was also evident by the circumstances.

6.	Describe to us how you determined the $1.425 million fair value of consideration transferred for the acquisition of Alvarion Technologies Ltd. Refer to ASC 805-30-30-7 and 30-8.

The Staff is advised that as was explained above, in the 3rd bullet point to our reassessment of the Acquisition of Alvarion, the contingent consideration is only based on the mechanism described above. As the acquisition was from a trustee after court approval and free of any other obligations, the fair value of the contingent consideration was only for the payment of the royalties calculated as 7% from revenues in the 24 months following the acquisition capped to $1m. As explained above, the royalties are further reduced by the amounts we collect from receivables of Alvarion at the date of acquisition, which were not part of the assets acquired. We estimated the amount of contingent consideration to be $425K which in addition to the consideration of $1m paid at the consummation equals $1,425K.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972-9-8890850.

Very Truly Yours,

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer